EXHIBIT 12.4


             PUBLIC SERVICE COMPANY OF NEW MEXICO. AND SUBSIDIARIES
    Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

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                                           Six Months
                                              Ended                          Year Ended December 31,
                                            06/30/03     12/31/02      12/31/01     12/31/00     12/31/99      12/31/98
                                           ------------ ------------  ------------ ------------ ------------  ------------
                                                                           (In thousands)
Fixed charges, as defined by the
   Securities and Exchange Commission:
Interest on Long-term Debt                    $ 31,679     $ 56,409     $ 62,716      $ 62,823    $ 65,899      $ 50,929
Amortization of Debt Premium,
   Discount and Expenses                         1,242        2,302        2,346         2,037       2,121         1,513
Other Interest                                   2,480        3,173          (64)          752       2,667        10,791
Estimated Interest Factor of Lease
   Rental Charges                                9,126       22,290       22,235        19,716      16,514        64,275
                                           ------------ ------------  ------------ ------------ ------------  ------------
     Total Fixed Charges                        44,527       84,174       87,233        85,328      87,201       127,508
Preferred Dividend Requirements                    293          586          586           586         586           586
Total Fixed Charges and Preferred
   Dividend Requirements                       $44,820     $ 84,760     $ 87,819       $85,914     $87,787      $128,094
                                           ============ ============  ============ ============ ============  ============

Earnings, as defined by the Securities
   and Exchange Commission:
Consolidated Net Earnings from
   Continuing Operations                      $ 30,748     $ 62,216      $150,433     $100,946    $ 79,614      $ 95,119
Income Taxes                                    18,085       32,870        81,063       74,345      42,308        56,291
Add Fixed Charges as Above                      44,527       84,174        87,233       85,328      87,201       127,508
                                           ------------ ------------  ------------ ------------ ------------  ------------
Earnings Availabe for Fixed Charges
  and Preferred Dividends                     $ 93,360     $179,260      $318,729     $260,619    $209,123      $278,918
                                           ============ ============  ============ ============ ============  ============
Ratio for Earnings to Combined Fixed
   Chargesand Preferred Stock Dividends          2.083        2.115         3.629        3.033       2.382         2.177
                                           ============ ============  ============ ============ ============  ============


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